SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 (212) 839 5300 (212) 839 5599 FAX	BEIJING BOSTON BRUSSELS CHICAGO DALLAS GENEVA	HONG KONG HOUSTON LONDON LOS ANGELES NEW YORK PALO ALTO	SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.
FOUNDED 1866 March 4, 2015

Mr. Chad Eskildsen
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:           Comments on BlackRock Shareholder Reports

Dear Mr. Eskildsen:

This letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (“SEC”) in a telephone conversation on February 3, 2015, regarding the shareholder reports of the registrants as identified on Exhibit A (the “Registrants”).

For your convenience, the substance of the Staff’s comments has been restated below. Each Registrant’s joint or individual responses to each comment, as applicable, are set out immediately under the restated comment.

Administrative Comments

Comment No. 1.	Certain series of various BlackRock-advised funds (listed below) filed Final N-SARs upon their dissolution or liquidation. Should these series/classes be marked as “inactive” in Edgar?

BlackRock Funds III (811-7332)

S4276 LifePath 2010 Portfolio filed final N-SAR as of 12/31/2009

S37020 is named “S26813” and appears to have been created in error.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

BIF Multi-State Municipal Series Trust (811-5011)

S4019 BIF Arizona Municipal Money Fund filed final N-SAR as of 3/31/2013

S4024 BIF Florida Municipal Money Fund filed final N-SAR as of 3/31/2013

S4029 BIF North Carolina Municipal Money Fund filed final N-SAR as of 3/31/2013

BlackRock Municipal Bond Fund, Inc. (811-2688)

S2332 BlackRock Municipal Fund filed final N-SAR as of 12/31/2011

BlackRock World Gold Fund (811-5742)

S28960 BlackRock World Gold Fund filed final N-SAR as of 3/31/2014

Response No. 1.

BlackRock has reviewed the list of funds submitted and has designated the noted funds or series as “inactive” in the Edgar database.

Comment No. 2.
(811-7885 - Investment Company Act file number for Quantitative Master Series LLC)  In the future, please ensure the Investment Company Act file numbers are correct on the Form N-CSR cover sheet.  The file number for the Form N-CSR filed on 2/28/2014 was listed as 811-07855, but it is actually 811-07885.  (Master International Index Series and Master Small Cap Index Series).

Response No. 2:

BlackRock will take all steps needed to ensure that the Investment Company Act file numbers are correct on Form N-CSR cover sheets filed in the future.

Other Comments

Comment No. 3.
(Significant Sector Investments)  In the annual reports of the funds listed below, a significant investment is shown in a particular sector.  Is this disclosed in the principal investment strategies and risks sections of the fund’s prospectus?  If not, please explain.

●	811-2739 BlackRock Basic Value Fund, Inc.– 28% Financials (6/30/14)

●	811-9651 BlackRock Focus Growth Fund, Inc. – 35% Information Technology (8/31/14)

●	811-9637 BlackRock Large Cap Growth Retirement Portfolio and BlackRock Large Cap Growth Fund – 35% Information Technology (9/30/14)

●	811-9637 BlackRock Large Cap Value Retirement Portfolio and BlackRock Large Cap Value Fund – 31% Financials (9/30/14)

●	811-9637 BlackRock Large Cap Core Retirement Portfolio and BlackRock Large Cap Core Fund – 25% Information Technology – 21% Financials (9/30/14)

●	811-6669 BlackRock Capital Appreciation Fund, Inc. – 34% Information Technology (9/30/14)

●	811-5742 BlackRock Small Cap Growth Equity Portfolio – 28% Information Technology (9/30/14)

●	811-21457 BlackRock Allocation Target Shares – BATS: Series C Portfolio – 34% in Financials (3/31/14)

Response No. 3:

BlackRock has reviewed the list of funds which the staff suggests have made an investment in a particular sector based on the table provided in the funds’ annual reports.  BlackRock believes that the current prospectus disclosure of the funds’ principal investment strategies and risks is appropriate in describing how the funds invest and the related risks.  Although investing in a particular sector is not a strategy for these funds, it is possible that a fund’s investment process, strategies, investment style (i.e. growth or value) or capitalization size (i.e., large cap or small cap) may from time to time result in the fund’s investments in various industries, when aggregated, to be deemed an investment in a particular sector. For example, financials may aggregate investments in the following industries among others: banks, consumer finance, financial services, insurance, real estate investment & services and real estate investment trusts.  Information technology may include among other industries, internet & catalog retail, internet software services, IT services and software.

Although BlackRock believes the current prospectus disclosure for each of the noted funds is complete and not misleading, it will consider appropriate revisions in the future on a case by case basis should investment strategies and policies change.

Comment No. 4.
 (LifePath Index Feeder Funds) In the Financial Highlights for the fiscal year ended December 31, 2013 of LifePath Index Retirement Portfolio, the Institutional class shows total expenses after fees waived and/or reimbursed of 0.18%.  In the notes to the fee table appearing in the Fund’s prospectus dated April 30, 2014, it states that the total expenses for Institutional shares are capped at 0.10%.  In the fee table in the prospectus dated April 30, 2014, total annual fund operating expenses after fee waivers and/or expense reimbursements are 0.21%.  If you back out the Acquired Fund Fees and

Expenses of 0.11%, the total annual fund operating expenses after fee waivers and/or reimbursements are 0.10%.
The portfolio appears to be operating over the cap.  Please explain.

Response No. 4:

The LifePath Index Retirement Portfolio (the “Feeder Fund”) was not operating above its expense limitation.  BlackRock Fund Advisors, the Manager, has contractually agreed to waive and/or reimburse fees or expenses in order to cap expenses for Institutional Shares at 0.10% , excluding interest expense, dividend expense, Acquired Fund Fees and Expenses (i.e., expenses incurred directly or indirectly by the Feeder Fund as a result of investments in other investment companies and pooled investment vehicles) and certain other fund expenses.  The Feeder Fund invests directly in the LifePath Index Retirement Master Portfolio (the “Master Portfolio”).  The Master Portfolio, in turn, invests in other open-end investment companies, including other master portfolios and mutual funds.  As such, the Feeder Fund is allocated a portion of the expenses of the Master Portfolio which also includes an allocated portion of the expenses of the underlying master portfolios.  Both the Master Portfolio’s allocated portion of expenses from underlying master portfolios and the expenses incurred indirectly as a result of the Master Portfolio’s investment in underlying mutual funds are considered Acquired Fund Fees and Expenses to the Feeder Fund.

The Feeder Fund’s total expenses after fees waived and/or reimbursed of 0.18% disclosed in the financial highlights for the fiscal year ended December 31, 2013 (the “Financial Highlights”), included approximately 0.09% of the Master Portfolio’s expenses allocated from the underlying master portfolios, which, as Acquired Fund Fees and Expenses, are excluded from the contractual expense limitation for Institutional Shares of 0.10%.  As disclosed in footnote 8 to the Financial Highlights, the Feeder Fund’s expenses incurred indirectly as a result of the Master Portfolio’s investments in underlying mutual funds of approximately 0.02% are not included in the Feeder Fund’s total expenses after fees waived and/or reimbursed of 0.18%.

With regard to the Feeder Fund’s fee table in the prospectus dated April 30, 2014, 0.02% of expenses incurred indirectly resulting from the Master Portfolio’s investment in underlying mutual funds combined with the 0.09% of expenses from the Master Portfolio’s expenses allocated from the underlying master portfolios equal the 0.11% of Acquired Fund Fees and Expenses disclosed in the prospectus.

Comment No. 5.
(BlackRock Value Opportunities Fund, Inc.)  The feeder fund, BlackRock Value Opportunities Fund, Inc., invests solely in the master fund, Master Value Opportunities LLC.  In the March 31, 2014 annual report, it shows that over 11% of the master is invested in BlackRock Liquidity Series, LLC, Money Market Series, but the fee table included in the prospectus of the feeder fund dated July 29, 2014, shows no Acquired Fund Fees and Expenses. Please explain.

Response No. 5.

The 11% of the master invested in the BlackRock Liquidity Series, LLC, Money Market Series (the “money market fund”) as of the March 31, 2014 annual report represents investment of cash collateral received in connection with loans of portfolio securities.  As noted in the Staff

Responses to Questions Regarding Disclosure of Fund of Funds Expenses, “Fees and expenses associated with the investment of cash collateral received in connection with loans of portfolio securities in a money market fund or other cash sweep vehicle that meets the definition of Acquired Fund do not have to be included in the calculation of AFFE”.  Therefore, the investment in the money market fund is not included in Acquired Fund Fees and Expenses.

Comment No. 6.	(Miscellaneous Expenses) In the following shareholder reports, miscellaneous expenses are shown as being over 15%:

BlackRock Allocation Target Shares—BATS:  Series S Portfolio annual report for the fiscal year ended March 31, 2014

Master Extended Market Index Series annual report for the fiscal year ended December 31, 2013

Master International Index Series annual report for the fiscal year ended December 31, 2013

Article 6-07(2)(b) of Regulation S-X provides that the fund shall state separately in the Statement of Operations any other expense item the amount of which exceeds five percent of the total expenses shown under this caption.

Please confirm that no expense item represents more than 5% of the fund’s total expenses.

Response No. 6.

For BlackRock Allocation Target Shares – BATS: Series S Portfolio, the total miscellaneous expenses mainly pertain to pricing costs billed by the fund’s service providers amounting to $48,414, with the balance of $7,691 representing other miscellaneous expenses.  The pricing expense represents 17% of total expenses of $287,410, which is more than 5% of the total expenses.

For Master Extended Market Index Series, the total miscellaneous expenses mainly pertain to pricing costs billed by the fund’s service providers amounting to $45,460, with the balance of $4,797 representing other miscellaneous expenses.  The pricing expense represents 13% of total expenses of $341,544, which is more than 5% of the total expenses.

For Master International Index Series, the total miscellaneous expenses mainly pertain to pricing costs billed by the fund’s service providers amounting to $84,563, with the balance of $2,500 representing other miscellaneous expenses.  The pricing expense represents 16% of total expenses of $533,029, which is more than 5% of the total expenses.

For each of the Funds, pricing costs exceeded 5% of total expenses and should have been broken out separately.  BlackRock will take all steps needed to ensure that any expense item that represents more than 5% of the fund’s total expenses will in the future be broken out in a separate line item in the Statement of Operations as required by Article 6-07(2)(b) of Regulation S-X.

Comment No. 7.
(Rule 19a-1 Notices)  BlackRock Emerging Markets Flexible Dynamic Bond Portfolio reports in its annual report for the year ended December 31, 2013, multiple distributions to shareholders.  Confirm that during the year, 19a-1 notices were sent to shareholders with respect to all distributions.  One notice was posted in January.

Response No. 7.

Rule 19a-1 requires that a notice be sent to shareholders to indicate the source of payment of a dividend or other distribution if from a source other than net investment income for GAAP purposes.  A 19a-1 notice was posted in January 2013 as the distribution was in excess of the fund’s net investment income for GAAP.  19a-1 notices were not required to be sent to shareholders for the period from February to December 2013 because for GAAP purposes the fund distributed net investment income during this period.

*****

The Registrants acknowledge that they are responsible for the adequacy and accuracy of the disclosure in their documents, and acknowledge that the Commission is not foreclosed by its comment process from taking any action with respect to the Registrants’ documents.

Should you have any questions concerning the above, please call the undersigned at (212) 839-5583.

Sincerely,

/s/ Ellen W. Harris
Ellen W. Harris

cc:           Neal Andrews, BlackRock Advisors, LLC
Ben Archibald, Esq., BlackRock Advisors, LLC

APPENDIX A

Funds Examined

Registrant	File No.	Financial Statement Date	Prospectus Date

BIF Multi-State Municipal Series Trust BIF Arizona Municipal Money Fund BIF Florida Municipal Money Fund BIF North Carolina Municipal Money Fund	811-05011 811-05011 811-05011 811-05011	N/A N/A N/A N/A	N/A N/A N/A N/A

BlackRock Basic Value Fund, Inc.	811-02739	6/30/14	10/28/14

BlackRock Capital Appreciation Fund, Inc.	811-06669	9/30/14	1/28/15

BlackRock Focus Growth Fund, Inc.	811-09651	8/31/14	12/29/14

BlackRock Funds BlackRock Small Cap Growth Equity Portfolio BlackRock World Gold Fund	811-05742 811-05742 811-05742	N/A 9/30/14 N/A	N/A 1/28/15 N/A

BlackRock Funds II BlackRock Emerging Markets Flexible Dynamic Bond Portfolio	811-22061 811-22061	12/31/13	N/A

BlackRock Funds III LifePath 2010 Portfolio LifePath Index Retirement Portfolio	811-07332 811-07332 811-07332	N/A N/A 12/31/13	N/A N/A 4/30/14

BlackRock Large Cap Series Funds, Inc.
BlackRock Large Cap Growth Fund
BlackRock Large Cap Growth Retirement Portfolio
BlackRock Large Cap Value Fund
BlackRock Large Cap Value Retirement Portfolio
BlackRock Large Cap Core Fund
BlackRock Large Cap Core Retirement Portfolio
	811-09637 811-09637 811-09637 811-09637 811-09637 811-09637 811-09637	9/30/14 9/30/14 9/30/14 9/30/14 9/30/14 9/30/14 9/30/14	1/28/15 1/28/15 1/28/15 1/28/15 1/28/15 1/28/15 1/28/15

BlackRock Allocation Target Shares BATS: Series C Portfolio	811-21457	3/31/14	7/29/14

BlackRock Allocation Target Shares BATS: Series S Portfolio	811-21457	3/31/14	N/A

BlackRock Municipal Bond Fund Inc. BlackRock Municipal Fund	811-02688	N/A	N/A

BlackRock Value Opportunities Fund, Inc.	811-02809	3/31/14	7/29/14

Master Value Opportunities LLC	811-10095	3/31/14	7/29/14

Quantitative Master Series LLC Master Extended Market Index Series Master International Index Series Master Small Cap Index Series	811-07885 811-07885 811-07885 811-07885	12/31/13 12/31/13 12/31/13 12/31/13	N/A N/A N/A N/A